NEWS RELEASE

 Trading Symbols

TSX V:  IXS

 OTCBB: IXSBF

No. 07-24

British Columbia, Canada- September 14, 2007  - InNexus Biotechnology Inc., advises it has commenced legal proceedings in the Supreme Court of British Columbia against Gail Thurston, a director and a former investor relations officer of the Company.  In documents filed with the Court, the Company claims restitution and damages against Ms. Thurston for misappropriation of and wrongful conversion of Company funds over a period from 2003 to 2007, through misuse of her ‘business account’ and her company credit card to pay for personal expenses.  The Company is also seeking damages for any tax consequences which may arise to the Company from Ms. Thurston’s wrongful categorization of personal expenses as business expenses.  The Company has estimated the amount misappropriated by Ms. Thurston totals $200,000.  The Company has engaged an independent party to undertake a forensic audit of the available records, to determine the exact amount taken.

In a separate action, Ms. Thurston is seeking an unspecified amount of damages against the Company for alleged repudiation of her employment agreement.  In Court documents filed in the action, the Company asserts that Ms. Thurston was in fact terminated in writing on February 1, 2007 for cause including insubordination, dereliction of duties, unexplained and unauthorized absences, tardiness and departures from work, unauthorized personal expenses and charges, trading of securities in contravention of a Company “trading blackout” directive and working for a competitor, Apthera Inc. while still with the Company, in express breach of her agreement.

In spite of her termination, Ms. Thurston has continued to hold her position as a Director of the Company.  The Board of Directors has requested that Ms. Thurston resign from the Board pending resolution of the above matters, but Ms. Thurston has refused to do so, although she has failed to attend any Board meetings since mid December, 2006.

In a separate action, Charles Morgan, a former director and CEO of the Company, who shares a residence with Ms. Thurston and is currently the president of Apthera, Inc., has commenced proceedings against the Company, alleging the Company has failed to pay him consulting fees of $12,000 per month for a period of four months.  The Company asserts in Court documents that Morgan has been and continues to be in breach of the Agreement in that he has failed to return and/or account for property of the Company, in spite of repeated requests to do so.  The Company further says that it has tendered all of the claimed payments to Morgan’s legal counsel on the condition that the Company’s property be promptly returned, but that Morgan, through his Counsel, has failed or refused to do so, and has instead returned the payments, without returning or accounting for the property.

The Company, having engaged a forensic auditor, is also now investigating a number of irregularities in business expenses claimed by Morgan while he still was with the Company, which may result in further action by the Company.  .

The Company believes any of the allegations raised by Morgan or Thurston are without substance or merit and anticipates successfully defending and prosecuting all of the above actions on behalf of the Company, resulting in full recovery of any wrongfully taken funds and company property in due course.

About InNexus
InNexus is a drug development company commercializing the next generation of monoclonal antibodies based on its Dynamic Cross Linking technology (DXL™) improving the potency of existing antibody products while opening new markets and disease applications. DXL™ antibodies utilize unique, novel and patented methods and technologies of InNexus.

InNexus is headquartered in British Columbia with principal management based in Scottsdale, Arizona on the campus of The Mayo Clinic and has its own in-house developmental facilities. These development facilities provide validation of protein and peptide discoveries, enabling InNexus (and its strategic partners) to advance novel drug therapeutics and diagnostics. To learn more about InNexus, please visit www.innexusbiotech.com.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release. This news release may contain assumptions, estimates, and other forward-looking statements regarding future events. Such forward-looking statements involve inherent risks and uncertainties and are subject to factors,

On behalf of the Board of Directors of InNexus Biotechnology, Inc.

“Jeff Morhet”

Jeff Morhet

President & CEO

Contacts

InNexus Biotechnology Inc. Jeff Morhet, 480-862-7500 President & Chief Executive Officer jmorhet@ixsbio.com	The Investor Relations Group Christine Berni/Joe Triunfo, 212-825-3210 cberni@investorrelationsgroup.com jtriunfo@investorrelationsgroup.com

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